SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)*

Anchor Bancorp Wisconsin Inc.

(Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

032839102

(CUSIP Number)

Todd Turall, Esq.

Stark Investments

3600 South Lake Drive

St. Francis, WI 53235

(414) 294-7000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 4, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Amendment No. 6 to Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Michael A. Roth and Brian J. Stark, as joint filers pursuant to Rule 13d-1(k)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,800,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,800,000 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14		TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer.

This Schedule 13D relates to shares of Common Stock, $0.10 par value per share (the “Common Stock”) of Anchor Bancorp Wisconsin Inc. (the “Issuer”). The principal executive office of the Issuer is 25 West Main Street, Madison, Wisconsin 53703.

Item 2. Identity and Background.

(a)       This Schedule 13D is filed on behalf of Michael A. Roth and Brian J. Stark (collectively, the “Reporting Persons”).

(b)       The principal place of business of the Reporting Persons is Stark Investments, 3600 South Lake Drive, St. Francis, WI 53235-3716.

(c)	See Items 2(b) and 5.

(d)       Neither of the Reporting Persons has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Neither of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Persons are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Available net assets were utilized to purchase the securities referred to in this Schedule. The total amount of the funds used to make the purchases described in Item 5 was $44,678,048.16 (excluding commissions).

Item 4. Purpose of Transaction.

The shares of Common Stock beneficially owned by the Reporting Persons have been acquired for investment purposes. Stark Master (as defined below) will continue to evaluate the performance of its investment in the Common Stock as an investment in the ordinary course of business and may purchase additional Common Stock or sell all or part of its investment in the Common Stock.

Although the purchases of shares of Common Stock reported hereby have been made for investment purposes, Stark Master may decide to seek to influence the management and policies of the Issuer. Stark Master may engage management or the board of directors of the Issuer in discussions regarding strategies for maximization of value of the Issuer. Stark Master may at any time and from time-to-time review, change or reconsider its position and/or its purpose with regard to any or all of the foregoing.

Item 5. Interest in Securities of the Issuer.

(a)(b)   The Reporting Persons currently beneficially own an aggregate of 1,800,000 shares of Common Stock, or 8.4% of the outstanding shares of Common Stock of the Issuer, which the Company has indicated in its Form 10-Q for the quarterly period ended June 30, 2007 to be 21,352,944 shares as of July 31, 2007. The foregoing amount of Common Stock and percentage ownership represent the combined indirect holdings of Michael A. Roth and Brian J. Stark. The Reporting Persons share the power to vote or direct the vote and dispose of or direct the disposition of the shares of Common Stock referred to in this Schedule.

All of the foregoing represents an aggregate of 1,800,000 shares of Common Stock held directly by Stark Master Fund Ltd. (“Stark Master”). The Reporting Persons direct the management of Stark Offshore Management LLC (“Stark Offshore”), which acts as the investment manager and has sole power to direct the management of Stark Master. As the Managing Members of Stark Offshore, the Reporting Persons possess voting and dispositive power over all of the foregoing shares. Therefore, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Persons may be deemed to be the beneficial owners of, but hereby disclaim such beneficial ownership of, the foregoing shares.

(c) Since July 16, 2007, Stark Master effected the transactions listed below in the Common Stock of the Issuer by making purchases or sales in the open market on the Nasdaq Global Market through brokers.

Date	Number of Shares[1]	Average Price[2]

7/16/2007	50,000	24.49
7/16/2007	-5,000	24.50
7/17/2007	-15,000	24.21
7/18/2007	28,680	23.38
7/18/2007	25,000	23.70
7/19/2007	7,600	23.65
7/19/2007	38,720	23.84
7/19/2007	30,000	23.98
7/20/2007	60,000	23.33
7/23/2007	20,000	23.18
7/24/2007	25,000	22.41
7/25/2007	80,000	22.62
7/26/2007	80,000	22.50
7/27/2007	80,000	22.73
7/30/2007	80,000	22.60
7/31/2007	85,000	22.74
8/01/2007	83,400	22.11
9/4/2007	75,000	26.49
9/4/2007	10,000	26.50

_________________________

1 Represents the aggregate number of shares purchased or sold, as applicable, on the specified date. Purchases are reflected as positive amounts and sales are reflected as negative amounts.

2 Represents the aggregate price paid or received, as applicable, for all shares listed in such row divided by such number of shares.

9/5/2007	110,000	26.43
9/6/2007	40,100	26.88
9/7/2007	26,450	26.38
9/7/2007	53,000	26.27
9/10/2007	102,662	26.21
9/10/2007	75,000	25.98
9/11/2007	81,767	26.98
9/11/2007	35,000	26.96
9/12/2007	12,600	27.05
9/12/2007	45,754	27.05
9/13/2007	8,944	27.33
9/13/2007	4,714	27.42
9/14/2007	69,009	27.65

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 - Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	September 14, 2007

/s/ Michael A. Roth
Michael A. Roth

/s/ Brian J. Stark
Brian J. Stark

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to 1,800,000 shares of Common Stock of Anchor Bancorp Wisconsin Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on September 14, 2007.

/s/ Michael A. Roth
Michael A. Roth

/s/ Brian J. Stark
Brian J. Stark